Craig Meynard Vice President and Chief Accounting Officer	Delta Air Lines, Inc. 1030 Delta Boulevard Atlanta, Georgia 30354 T: +1 404 715 3356 craig.meynard@delta.com

August 14, 2018

Ms. Melissa Raminpour

Ms. Effie Simpson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	DELTA AIR LINES INC /DE/
Form 10-K for the Year Ended December 31, 2017
Filed on February 23, 2018
Form 10-Q for the Period Ended June 30, 2018
Filed on July 12, 2018
File No. 001-05424

Dear Ms. Raminpour and Ms. Simpson:

This is in response to the Staff's letter dated July 16, 2018 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2017 and Form 10-Q for the period ended June 30, 2018. For your convenience, we have included in this letter the Staff's comment before providing our response to that comment.

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Form 10-Q for the period ended June 30, 2018

Note 2. Revenue Recognition, page 8

1.	Revise to disclose significant payment terms for sales of mileage credits to credit card companies, hotels, and car rental agencies pursuant to ASC 606-10-50-12(b).

Response:

In preparing our disclosures, we considered the guidance in ASC 606-10-50-12(b) regarding payment terms, including significant financing components and variable consideration. As discussed in Note 2, “Revenue Recognition,” miles are sold and delivered to marketing partners based on the customer’s activity. As miles are generally sold, delivered and cash is collected within a month, there is not a significant financing component to disclose related to the sale of miles. Also because mileage sales fluctuate based on the volume of customer activity, mileage sales are deemed variable consideration under the standard. Within Note 2 we discuss the volume-based/variable nature of the consideration (e.g., customer card spend) and our accounting for each performance obligation within the sale of a mile. We do not believe further disclosure of a financing component or variable consideration is warranted.

To address other significant payment terms, we will revise our disclosures to include those terms for the sale of miles. Beginning with the Form 10-Q for the September 2018 quarter, we will enhance the disclosure by adding that payments are typically due monthly based on the volume of miles sold during the period. We will also include the term of our marketing contracts, which are generally from one to eight years.

U.S. Securities and Exchange Commission

August 14, 2018

2.	You disclose on page 8 that you reduce the air traffic liability for tickets you sell on behalf of other airlines when consideration is remitted to those airlines. Please tell us how recognition of revenue upon remittance of consideration represents when the performance obligation(s) are satisfied and the customer has gained control of the asset pursuant to ASC 606-10-25-23 and 30. In your response, tell us how this compares to the timing of when the transportation is provided.

Response:

When we sell tickets on behalf of other airlines, we retain the amounts received from customers within our air traffic liability until they are remitted to the other airlines. Upon remittance to those airlines, we reduce our air traffic liability. That is, cash is paid and the liability is relieved. We do not recognize revenue for transportation provided by other airlines. However, we are paid a commission for acting as a sales agent on behalf of the other airlines. We recognize commission revenue when our performance obligation to arrange the customer’s travel is complete, which is when transportation is provided by the other airline. The amount of commission revenue is not material for disclosure.

3.	Your disclosure for passenger ticket sales earning mileage credits appears to focus on mileage credits earned and related air transportation. However, it does not appear to address status related benefits. The description of your Medallion loyalty program on your website indicates it includes various benefits such as move to the front of the line, waived fees, and other elite benefits. Please tell us if you consider loyalty status to be a material right that must be accounted for a separate performance obligation or a marketing program pursuant to ASC 606-10-55-42 to 43. If it is a performance obligation, please consider revising to provide the disclosures required by ASC 606-10-50-9 and 12 for your Medallion loyalty status program.

Response:

We evaluated our status related benefits and determined that status represents a marketing incentive rather than a material right that is accounted for as separate performance obligation. The accounting for airline status was addressed by the AICPA Airlines Revenue Recognition Task Force. Those discussions resulted in an airline industry position paper that was reviewed and approved by FinREC, included in the AICPA Revenue Recognition Audit and Accounting Guide, and included indicators to assist in determining the appropriate accounting for airline status related benefits.

We carefully evaluated the indicators outlined in the position paper. One of the indicators relevant to making this determination was whether “the entity has a business practice of providing tier status (or similar status benefits) to customers who have not entered into the appropriate level of past qualifying revenue transactions with the entity.” As common in the airline industry, we offer status to attract new high-value customers in anticipation that the customer will enter into future revenue transactions with Delta. For example, as published on our website, we match the status of competitor airlines’ program members for a prescribed period with no minimum amount of prior purchases. We also considered other indicators such as whether “tier status can be earned or accrued by activity with unrelated companies that have a marketing affiliation agreement with the entity…” Consistent with this indicator, status on Delta can be achieved through activity on partner airlines that retain the bulk of the consideration for the flight. Also consistent with other marketing incentive indicators, we do not separately sell status and status is not transferable to others. Although status is also achieved by travel with us, the business practices and uses of the program are evidence that we provide status as a marketing incentive to attract customers and incent future travel. Therefore, based on our assessment of the indicators discussed above, we concluded that status should be accounted for as a marketing incentive.

U.S. Securities and Exchange Commission

August 14, 2018

4.	Please tell us whether the accounting treatment you apply towards travel vouchers that may be redeemed by customers is in accordance with ASC 606-10-25-10 and 13(a). Additionally, tell us your methodology for allocating the unrecognized consideration received for the original ticket between the remaining performance obligations: (1) the travel voucher issued and (2) the alternate flight provided. To the extent travel vouchers are material to your results of operations, please revise your disclosures accordingly.

Response:

We considered ASC 606-10-25-10 and 13(a) and determined that travel vouchers are contract modifications. Upon issuance of a voucher, we defer the face value of the voucher, net of breakage, by reducing passenger revenue during the period the voucher was issued. We recognize revenue for the amount deferred as the customer redeems the voucher for travel or other services. We do not allocate the consideration for the originally scheduled flight between the voucher and alternative flight provided. Allocating revenue between the vouchers and the alternate flights provided would not materially impact the total passenger revenue recognized in any period.

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We sincerely hope that we have thoroughly addressed your comments on our 2017 Form 10-K filed on February 23, 2018 and June quarter 2018 Form 10-Q filed on July 12, 2018.

We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me at 404-715-3356 or craig.meynard@delta.com.

Very Truly Yours,

/s/ Craig Meynard
Vice President and
Chief Accounting Officer

cc:	Paul Jacobson, Executive Vice President and Chief Financial Officer
Bill Carroll, Senior Vice President – Finance and Controller